77.C) Matters submitted to a vote of security holders

At a special meeting on June 10, 2003, shareholders of the U.S. Treasury Money Market Fund, U.S. Government Money Market Fund, and Prime Money Market Fund approved an Investment Advisory Agreement between the Trust and SSgA Funds Management, Inc. (“SSgA FM” or the “Adviser”).  Pursuant to the advisory agreement, SSgA FM is entitled to an advisory fee at the annual rate of .105% of each Money Market Fund’s average net assets.  SSgA FM has voluntarily agreed to waive a .035% of their advisory fee until assets for each Fund reach $1 billion.

The results of the vote are described in the following table:

Shares voted

Shares Voted

Shares ABSTAINED

FOR Proposal

        AGAINST Proposal

         from Voting

U.S. Treasury

42,440,925.186

         0

       501,702.270

U.S. Government

269,042,764.944

         0

     0

Prime

109,542,918.686

         0

5,973.28